Contact

www.linkedin.com/in/
alexwrightgladstein (LinkedIn)

Top Skills

Entrepreneurship
Renewable Energy
Energy

Languages

French
Spanish

Alex Wright-Gladstein

CEO and founder of Sphere. Co-founder of Ayar Labs.
San Diego, California, United States

Summary

Building a movement to get 401(k) money out of fossil fuels as founder of Sphere and cutting energy use of data centers in half as cofounder of Ayar Labs

Experience

Sphere (Our Sphere, Inc.)

CEO and founder
January 2021 - Present (4 years 5 months)
San Francisco Bay Area

Sphere makes it easy for employers to offer climate-friendly investment options to employees through their 401(k) and 403(b) retirement programs.

Ayar Labs

10 years 1 month

Co-Founder and Advisor
January 2021 - Present (4 years 5 months)

Ayar Labs is making data centers and supercomputers faster and more energy efficient by using light to move data between chips.

Chief Strategy Officer and Co-Founder
November 2018 - December 2020 (2 years 2 months)
San Francisco Bay Area

CEO and Co-Founder
May 2015 - October 2018 (3 years 6 months)
San Francisco, CA

Digital Citizen Fund

Board Member
August 2017 - Present (7 years 10 months)

DCF was founded by Roya Mahboob, one of the first female tech CEOs of Afghanistan. DCF educates Afghani girls in robotics, coding, financial literacy,

and entrepreneurship. It is an honor to serve on their board, and an inspiration to work with visionary founder Roya Mahboob.

As You Sow
Advisor
December 2020 - Present (4 years 6 months)

As You Sow is a non-profit leader in shareholder advocacy, promoting environmental and social corporate responsibility. They run the valuable resource fossilfreefunds.org

C-Combinator - Scalable, natural carbon sequestration
Advisor
November 2020 - Present (4 years 7 months)

C-Combinator offers seaweed-based regenerative agriculture, sustainable manufacturing, and scalable carbon sequestration.

Spark Clean Energy
Advisor
July 2015 - December 2017 (2 years 6 months)

Spark Clean Energy helps university students enact ideas, technologies, and business models driving the deployment of safer and cleaner energy systems, by partnering with incubators and universities to provide top-notch entrepreneurship education and business plan competitions to each region of the US. As an adviser, I give insights from my experiences in energy entrepreneurship at MIT to the Directors and mentor students who are commercializing clean energy technologies.

Martin Trust Center for MIT Entrepreneurship
Energy Practice Leader
September 2014 - May 2015 (9 months)
Cambridge, MA

The Martin Trust Center for MIT Entrepreneurship provides the expertise, support and connections needed for MIT students to become effective entrepreneurs. In this role, I assessed the current state of energy entrepreneurship at MIT, learned from other energy entrepreneurship centers across the world in places like Europe, China, and California, and designed improvements to the MIT energy entrepreneurship ecosystem.

Loci Controls, Inc.
MBA Intern

June 2014 - August 2014 (3 months)
Somerville, MA

Loci Controls is an early-stage startup out of MIT that is developing an internet-enabled technology that monitors and controls landfill gas wells to increase gas collection and prevent harmful emissions. All trash produces landfill gas as it decomposes, and a primary component of this gas is methane, the fuel known as natural gas. Many landfills collect the gas and burn it in generators, to sell the power for additional revenue. Right now, gas extraction is poorly controlled because there is a lack of tools to help managers understand and respond to variations in gas production. Constant adjustments are needed to the individual collection wells in the extraction system, but changes are made manually and infrequently. As a result, gas often leaks rather than being collected. Loci Controls provides an internet-enabled solution for real-time monitoring and control of landfill gas production. With the Loci Controls solution, revenue from the landfill gas-to-energy plant is increased, risk of noncompliance is mitigated, and odor complaints can be instantly addressed. In this role, I did market research and opportunity assessment for Loci Controls, including research on regional regulations, incentives, RECs, and carbon credits for landfill gas-to-energy projects.

EnerNOC
5 years 1 month

Associate Program Manager, Energy Efficiency
July 2012 - July 2013 (1 year 1 month)

EnerNOC helps commercial, institutional, and industrial organizations use energy more intelligently, pay less for it, and generate cash flow through technology-enabled energy management solutions. In this role, I managed EnerNOC's relationships with utilities that invest in energy efficiency in the Eastern US. I worked with EnerNOC's sales and operations teams so that they knew how to help our customers access the energy efficiency incentives offered by their electric and gas utilities. I also helped find a fit for EnerNOC's innovative energy efficiency products in utility programs. The utilities and electric entities I worked with included National Grid, NSTAR, NHPUC, Con Edison (ConEd), NYSERDA, New Jersey Clean Energy (NJCE), Baltimore Gas & Electric (BGE), Pepco, Commonwealth Edison (ComEd), Nicor, and AEP Ohio.

Energy Markets Specialist
July 2010 - July 2012 (2 years 1 month)

Energy Markets Specialist at EnerNOC. My role was to manage portfolios of demand response customers across California and the Western US, totaling 200 MW across 6 utility programs. I performed analysis for strategic decision-making in those markets and implemented process improvements across the demand response organization in the Western US. This gave me a wide range of knowledge about the qualities of successful electricity demand reduction programs in deregulated and regulated energy markets. Specifically, I managed EnerNOC's Southern California Edison (SCE), San Diego Gas & Electric (SDG&E), CAISO, Idaho Power, and Tuscon Electric demand response portfolios.

Energy Markets Associate
July 2008 - July 2010 (2 years 1 month)

Energy Markets Associate at EnerNOC. My role was to provide analytical support for portfolios of demand response customers in New York (NY ISO and ConEd), the Tennessee Valley Authority (TVA), and Tampa Electric Company in Florida. I created processes to make our demand response offering more dynamic and built macros to automate portfolio management processes. This gave me knowledge about the intricacies of demand response program execution and measurement and verification.

Everyday Science
Founder
January 2011 - May 2013 (2 years 5 months)

Everyday Science aims to expose middle school students to real jobs in science, to inspire them to focus on the sciences and engineering in their own careers. I brought a group of volunteers from EnerNOC to St. Peter's once per month, and each month a different guest speaker spoke to about 100 students about his or her job in science, and then the volunteers led the students in a hands-on activity relating to the job. Guest speakers included a molecular biologist, an inventor and entrepreneur, a nutritionist, a structural engineer, a physicist, a software engineer, and I spoke about energy efficiency.

Tufts Energy Forum
Founder
September 2005 - May 2008 (2 years 9 months)

The Tufts Energy Forum educates the Tufts community about global energy supply and demand, alternative energy sources, and the geopolitical consequences of the quest for energy sources. In this role I organized panel events and an annual conference about current energy issues, obtained grants and funding for on-campus programming and international research, and coordinated and performed worldwide research in Germany, California and the United Arab Emirates.

EnvaPower
Intern
January 2008 - April 2008 (4 months)

EnvaPower, Inc. provides real time market intelligence products to the wholesale power markets in North America. The company's PowerIQ daily market intelligence suite of products give power market participants the market intelligence and analysis to evaluate short-term power market opportunities and risks. In this role I prepared and sent the daily PJM market report. This gave me knowledge about energy markets and electricity prices.

Appropriate Infrastructure Development Group
Intern
September 2007 - December 2007 (4 months)

The Appropriate Infrastructure Development Group (AIDG) helps individuals and communities get affordable and environmentally sound access to electricity, sanitation and clean water. Through a combination of business incubation, education, and outreach, we help people get technology that will better their health and improve their lives. In this role I spoke at Boston area schools about clean energy and the impact appropriate infrastructure can make in developing countries.

Lux Capital
Intern
June 2007 - August 2007 (3 months)

Lux Capital is a team of investors and entrepreneurs focused on building and backing emerging technology companies to solve global challenges in energy, technology and healthcare. In this role I researched developing technologies with a focus on energy.

Parliament of the United Kingdom
Intern for Gordon Marsden MP
January 2007 - May 2007 (5 months)

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Education

Massachusetts Institute of Technology - Sloan School of Management

Master of Business Administration (MBA) · (2013 - 2015)

Tufts University

BA, Economics, Political Science, Cum Laude · (2004 - 2008)